

May 5, 2020

Ronen Luzon
Chief Executive Officer
My Size, Inc.
4 Hayarden St.
P.O.B. 1026
Airport City, 7010000
Israel

      Re: My Size, Inc.
          Registration Statement on Form S-1
          Filed May 1, 2020
          File No. 333-237959

Dear Mr. Luzon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Gary Emmanuel, Esq.